Exhibit (a)(5)(iii)

POLYMEDICA ANNOUNCES PRELIMINARY RESULTS OF
“DUTCH AUCTION” TENDER OFFER

     Woburn, Massachusetts - July 11, 2005 — PolyMedica Corporation (NASDAQ/NM: PLMD — News) today announced the preliminary results of its modified “Dutch Auction” tender offer to purchase up to $150 million of its outstanding common stock. The tender offer expired at 12:00 midnight, Eastern Time, on Friday, July 8, 2005.

     Based on a preliminary count by the depositary for the tender offer, approximately 5,059,617 shares of common stock were properly tendered and not withdrawn at prices at or below $37.50 per share. In addition, approximately 1,880,344 shares that were tendered at various price points within the stated range of $34.75 to $37.50 through notice of guaranteed delivery. Based on these preliminary results, the Company expects to purchase 4,000,000 shares of its common stock at a purchase price of $37.50 per share. Because the number of shares tendered at or below the purchase price exceeds the number of shares the Company expects to purchase, the offer will be subject to proration, and the proration factor for the tender offer is 57.6%, assuming the 1,880,344 shares tendered through notice of guaranteed delivery were tendered at the purchase price.

     The number of shares to be purchased, proration factor and purchase price per share are preliminary, and subject to confirmation by the depositary of the proper delivery of all shares tendered and not withdrawn. The actual number of shares purchased, the final purchase price, and the final proration factor, if any, will be announced following completion of the verification process. The Company will then promptly commence payment for the shares of common stock accepted for purchase, and return all other shares tendered and not accepted for purchase.

     Investor questions concerning the tender offer may be directed to the information agent, The Altman Group, Inc. at (800) 443-5182, or the dealer manager, Morgan Stanley & Company, Inc. at (866) 818-4954.

     About PolyMedica
PolyMedica Corporation is a leading provider of healthcare products and services to patients suffering from chronic diseases. With over 700,000 active patients, the Company is the nation’s largest provider of blood glucose testing supplies and related services to people with diabetes. In addition, PolyMedica provides its patients with a full range of prescription medications through Liberty’s mail-order pharmacy. By communicating with patients on a regular basis, providing the convenience of home delivery, and submitting claims for payment directly to Medicare and other insurers on behalf of their patients, Liberty provides a simple and reliable way for patients to obtain their supplies and medications and encourages compliance with their physicians’ orders. More information about PolyMedica can be found on the Company’s website at www.polymedica.com.

     This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of PolyMedica’s common stock. the tender offer was made only pursuant to the Offer to Purchase and the related materials (as amended and supplemented) that PolyMedica distributed to shareholders on May 26, 2005, as supplemented on June 24, 2005. Shareholders should read all these materials carefully because they contain important information. Shareholders can obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to

Purchase, the supplement to the Offer to Purchase and other documents that PolyMedica Corporation filed with the Securities and Exchange Commission (as amended and supplemented) at the Commission’s website at www.sec.gov. Shareholders may also obtain a copy of these documents, without charge, from The Altman Group, Inc., the information agent for the tender offer, toll free at (800) 443-5182.

Contact:

PolyMedica Corporation
Keith W. Jones, 781-933-2020
Website: www.polymedica.com

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